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                               August 31, 2022

       Bill Chen
       Chief Executive Officer
       LAAA Merger Corp.
       667 Madison Avenue
       New York, NY 10065

                                                        Re: LAAA Merger Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed August 12,
2022
                                                            File No. 333-265885

       Dear Mr. Chen:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 2, 2022 letter.

       Amendment No. 1 to Registration Statement on Form S-4

       Questions and Answers About The Business Combination and the Extraordinary General
       Meeting
       Will I experience dilution as a result of the Business Combination?, page 10

   1. We note your response to prior comment 6 and re-issue in part. Please revise to explain the potential dilution
in the event the Senior and Junior debt conversion rates reset to the
                                                        $5.50 and $4.50 per
share floors, respectively.
       Proposal No. 2 The Charter Proposals, page 81

   2. We note your revisions in response to prior comment 19. Please amend the cover page to identify Proposals
2B-2I and file the form of proxy card.
 Bill Chen
FirstName  LastNameBill Chen
LAAA Merger    Corp.
Comapany
August  31, NameLAAA
            2022        Merger Corp.
August
Page  2 31, 2022 Page 2
FirstName LastName
Other Agreements Relating to the Business Combination
Lock-up Agreement, page 93

3. We note your revised disclosure on page 24 in response to prior comment 9. Please reconcile your disclosures on pages 24 and 93 so that it clear whether some or all of the ProSomnus stockholders are subject to the lock-up.
Proposal No. 3 The Acquisition Merger Proposal
Background of the Business Combination, page 98

4. We note your response to comment 23 and re-issue in part. Please explain briefly the nature of the three Medical Device Reports ("MDRs") and how Lakeshore considered these reports, including any conclusions reached concerning them. Lakeshore's Board of Director's Reasons for Approving the Business Combination, page 100

5. We note your response to comment 26 and reissue in part. Please disclose the ProSomnus
         2024 and 2025 projections that were presented to Lakeshore. In this regard, we note that
         ProSomnus is a revenue-stage company and the 2024 and 2025 projections cover near-
         term periods. Also explain why Lakeshore's board chose not to consider these projections
         when determining ProSomnus    valuation. Also, tell us whether 2024
and 2025 projections
         were presented to Lakeshore in August 2021 and April 2022.
Summary of ProSomnus Financial Analysis, page 104

6.       We acknowledge the expanded information provided in response to comment 28 but
         continue to have difficulty in understanding the basis for the increase in revenues projected for 2022 and 2023 and your expectations for continued revenue growth in subsequent years. Please provide the following information and revise your presentation accordingly.
             Separately quantify total sales volumes and average per unit sales price for legacy products and next generation products for each year presented.
             Explain the differences between gross and net revenues of $3.2 million in 2021, $4.1 million in 2022 and $7.1 million in 2023 as implied by the endmost table on page
              107.
             Expand your description of the selling process on page 177 to explain in greater detail how your sales representatives are expected to generate device sales to sleep dentists, sleep physicians and other providers based on their attendance at AASM,
              AADSM and other sleep medicine events.
             Quantify expected productivity of your sales representatives and sensitivity of your revenue projections to reasonably likely variations in their productivity in 2022 and 2023.
             Quantify the degree to which your revenue projections for 2022 and 2023 assume repeat sales from sleep dentists, sleep physicians and other providers.
             Describe the nature of business activities and operational scale for the typical
 Bill Chen
FirstName  LastNameBill Chen
LAAA Merger    Corp.
Comapany
August  31, NameLAAA
            2022        Merger Corp.
August
Page  3 31, 2022 Page 3
FirstName LastName
              customer that are expected to qualify for list price discounts in 2022 and 2023.
                Quantify list price discounts reflected in your revenue projections for 2022 and 2023.
                Quantify the degree of customer concentration and associated list price discounts for
              2022 and 2023 and expected in subsequent years.
                Describe and quantify the number of intraoral devices that are not expected to properly fit or fail to adequately address the patient's sleep apnea condition as reflected in your projections for 2022 and 2023 and expected in subsequent years.
                Quantify your provision for warranty exposure reflected in your projections for 2022 and 2023 and expected in subsequent years.
                As originally requested, separately quantify to the extent possible the impact of each factor listed on page 107 on your projected gross margin for 2022 and 2023.
                As originally requested, provide information that will facilitate an understanding of reasonably likely changes beyond 2023 in your sale of next generation devices that would materially impact your revenue CAGR, gross margins and other key financial metrics.
U.S. Federal Income Tax Consequences of the Reincorporation Merger to U.S. Holders of
Lakeshore Securities, page 125

7. We refer to your revised disclosures in response to prior comment 31 and reissue the comment. We note that Loeb & Loeb's opinion, as presented on pages 125 through the middle of page 127, is rendered without regard to PFIC status. We further note that the disclosure at the bottom of page 127 states Lakeshore's belief that Lakeshore likely was and will be a PFIC, but the disclosure does not specify whether Loeb & Loeb agrees or disagrees with this position. To the extent that counsel shares the view concerning PFIC likely status, then Loeb & Loeb should revise and reorder its opinion of the tax consequences to reflect this status and to highlight the tax consequences presented at the bottom of page 127 and top of page 128. In light of the disclosure at the bottom of page
         133 and top of page 134, please similarly revise the disclosure in the "Certain U.S.
         Federal Income Tax Consequences to U.S. Holders of Exercising Redemption Rights"
         section.
8. Please revise the first paragraph under the heading and the short-form opinion (Exhibit
         8.1) to clarify, as applicable, that counsel's opinion covers the disclosures contained in the following two sections: "Passive Foreign Investment Company Status" (pages 127-130)
         and "Certain U.S. Federal Income Tax Consequences to U.S. Holders of Exercising
         Redemption Rights" (pages 132-134).
Business of ProSomnus
Clinical Results and Studies, page 147

9. We note your response to comment 32 and re-issue in part. Ensure that you provide information about each of the studies mentioned on pages 138 and 139, including the number of patients they have enrolled and their findings. For reference, these studies include:
 Bill Chen
LAAA Merger Corp.
August 31, 2022
Page 4
                A Multi-Center Preference Study of a Novel Oral Appliance Design and Material
           published in Sleep;
                Efficacy and Effectiveness of the ProSomnus    [IA] Sleep
Device for the Treatment
           of Obstructive Sleep Apnea: EFFECTS Study    published in Cureus;
                Evaluation of a new oral appliance with objective compliance recording capability: a
           feasibility study    published in Journal of Dental Sleep Medicine;
                 Assessment of potential tooth movement and bite changes with a hardacrylic sleep
           appliance: A 2-year clinical study    published in Journal of Dental
Sleep Medicine;
                Comparative assessment of changes in pharyngeal airway space in cases of obstructive sleep apnoea with a customized mandibular repositioning
appliance     a
           clinical study    published in Sleep Science.
10. We note your response to comment 33 and re-issue. The clinical trials listed in this section do not appear to total 654 total patients. Please disclose all clinical trials and their results or explain why you do not believe this information is material. Going Concern and Management's Plans, page 172

11. We note your revised disclosures in response to prior comment 36. Please tell us why your disclosure is limited to $7.2 million in proceeds. In this regard, we note your disclosures concerning the $40 million Minimum Cash Condition and the prospective
      Senior and Junior Debt investments discussed on page 94. As applicable, revise to show the use of proceeds assuming various net cash assumptions.
       You may contact Franklin Wyman at 202-551-3660 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact Dillon Hagius at 202-551-7967 or Joe McCann at 202-551-6262 with any other questions.



                                                              Sincerely,
FirstName LastNameBill Chen
                                                              Division of
Corporation Finance
Comapany NameLAAA Merger Corp.
                                                              Office of Life
Sciences
August 31, 2022 Page 4
cc:       Giovanni Caruso
FirstName LastName